UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 57208/January 28, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12921

ABC DISPENSING TECHNOLOGIES, INC.,	:	ORDER MAKING
ACCESS TRADEONE.COM, INC.,	:	FINDINGS AND
ADDISON-DAVIS DIAGNOSTICS, INC.,	:	REVOKING
ADEN ENTERPRISES, INC.,	:	REGISTRATIONS
ADVANCED RECYCLING SCIENCES, INC., and	:	BY DEFAULT
ADVANCED SYSTEMS INTERNATIONAL, INC.	:	

SUMMARY

This Order revokes the registrations of registered securities of Respondents ABC Dispensing Technologies, Inc. (ABC), Access Tradeone.com, Inc. (Access), Addison-Davis Diagnostics, Inc. (Addison-Davis), Aden Enterprises, Inc. (Aden), Advanced Recycling Sciences, Inc. (Advanced Recycling), and Advanced Systems International, Inc. (Advanced Systems) (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on January 4, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission. All Respondents were served with the OIP by January 11, 2008, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[1] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

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[1] All Respondents were served with the OIP by USPS Express Mail delivery or attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

II. FINDINGS OF FACT

ABC (CIK No. 748103)[2] is an inactive Florida corporation located in Akron, Ohio, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). ABC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q[3] for the period ended July 31, 2001, which reported a net loss of $416,000 for the prior three months. ABC was purportedly acquired by a Chinese clothing company and renamed Ka Wang Holding, Inc. As of December 20, 2007, the common stock of Ka Wang Holding, Inc. (symbol KWGI), was traded on the Pink Sheets, had fifteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). However, Ka Wang Holding, Inc., has failed to establish that it is a legitimate successor to ABC.

Access (CIK No. 1096018) is a defaulted Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Access is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on November 2, 1999. As of December 20, 2007, the company's common stock (symbol ACST) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Addison-Davis (CIK No. 932127) is a Delaware corporation located in Westlake Village, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Addison-Davis is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2006, which reported a net loss of $2.7 million for the prior nine months. On October 5, 2006, Addison-Davis filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which is still pending. On August 6, 2007, at a status conference in the bankruptcy case, Addison-Davis's president advised the Commission's bankruptcy counsel that he had received the Division of Corporation Finance's delinquency letter, but that until the reorganization plan's funding came through, the company did not have the money to bring its periodic filings current. As of December 20, 2007, the company's common stock (symbol ADSD) was quoted on the Pink Sheets, had twelve market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Aden (CIK No. 798538) is a suspended California corporation located in Omaha, Nebraska, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Aden is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2000, which reported a net loss of $9.3 million for the prior nine months. As of December 20, 2007,

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

the company's common stock (symbol ADEN) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Advanced Recycling (CIK No. 921450) is a Nevada corporation located in Irvine, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Recycling is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2003, which reported a net loss of $1.69 million for fiscal year 2002. As of December 20, 2007, the company's common stock (symbol ARYC) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Advanced Systems (CIK No. 1070497) is a defaulted Nevada corporation located in Southfield, Michigan, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $1.9 million for the prior nine months. As of December 20, 2007, the company's common stock (symbol ADSN) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary
> tool which Congress has fashioned for the protection of investors from negligent,

careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of ABC Dispensing Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of Access Tradeone.com, Inc., is REVOKED;

the REGISTRATION of the registered securities of Addison-Davis Diagnostics, Inc., is REVOKED;

the REGISTRATION of the registered securities of Aden Enterprises, Inc., is REVOKED;

the REGISTRATION of the registered securities of Advanced Recycling Sciences, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Advanced Systems International, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge